Aetna Insurance Company of America
                                   ENDORSEMENT


This Contract is endorsed as follows:

The following provisions apply to a Contract which qualifies as an Individual Retirement Annuity under Internal Revenue Code ("Code") Section 408(b). In the case of a conflict with any provision in the Contract, the provisions of this Endorsement control.

1. The Certificate Holder and the Annuitant must be the same person. Joint Certificate Holders are not permitted.

2. The Certificate Holder's Account and the Certificate Holder's rights under the Contract are not transferable. The Certificate Holder may not sell, assign, transfer, pledge or use as collateral for a loan or as security for the performance of an obligation or for any other purpose, his or her interest in the Contract to any person other than the issuer of the Contract.

3. The Certificate Holder's entire interest in the Contract is nonforfeitable.

4. The Certificate Holder's Account is established for the exclusive benefit of the Certificate Holder or his or her Beneficiary(ies).

5. All contributions must be in cash. Except in the case of a rollover contribution as permitted by Code Section 402(c), 403(a) (4), 403 (b)
        (8), or 408(d) (3) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in Code Section 408(k), the total contributions shall not exceed $2,000 for any taxable year.

6. The entire interest of the Certificate Holder will be distributed, or begin to be distributed, no later than the first day of April following the calendar year in which the Certificate Holder attains age 70-1/2 (required beginning date), over:

        (a) The life of the Certificate Holder, or the lives of the Certificate Holder and his or her designated Beneficiary, or

        (b) A period certain not extending beyond the life expectancy of the Certificate Holder or the joint and last survivor expectancy of the Certificate Holder and his or her designated beneficiary.

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        Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Questions and Answers F-3 of
        Section 1.401 (a) (9)-1 of the Proposed Income Tax Regulations.

        All distributions made hereunder shall be made in accordance with the requirements of Section 401(a) (9) of the Code, including the incidental death benefit requirements of Section 401(a) (9) (G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirements of Section 1.401(a) (9)-2 of the Proposed Income Tax Regulations.

        Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancy for distributions under an Annuity Option may not be recalculated.

7.      If distributions are to be made under the Systematic Withdrawal Option
        (SWO) after the required beginning date, a higher amount will be distributed in any year if required under the minimum distribution requirements of the Code. The minimum amount to be distributed each year, beginning with the first calendar year for which distributions are required and then for each succeeding calendar year, shall not be less than the quotient obtained by dividing the Certificate Holder's Account Value by the lesser of (1) the applicable life expectancy or (2) if the Certificate Holder's spouse is not the designated Beneficiary, the applicable divisor determined from the table set forth in Questions and Answers - 4 or Questions and Answers - 5, as applicable, of section 1.401(a) 9-2 of the Proposed Income Tax Regulations. For purposes of this determination, life expectancy for the initial distribution year will be calculated based on single life expectancy from Table V of
        Section 1.72-9 of the Income Tax Regulations. Distributions for any subsequent year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

8.      At the death of the Certificate Holder:

        (a) If the Certificate Holder dies on or after distribution of his or her interest has begun, the remaining portion of such interest, if any, will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Certificate Holder's death;

        (b) If the Certificate Holder dies before distribution of his or her interest begins, the death benefit payable to the Beneficiary will be distributed no later than December 31 of the calendar year which contains the fifth anniversary of the date of the Certificate Holder's death except to the extent that an election is made to receive distribution under an Annuity Option in accordance with (i) or (ii) below.


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              (i)  Distributions to the Beneficiary may be made in installments over the life or over a period not extending beyond the life expectancy of the Beneficiary commencing no later than December 31 of the calendar year immediately following the calendar year in which the Certificate Holder died.

              (ii) If the Beneficiary is the Certificate Holder's surviving spouse, and distributions are to be made in accordance with
                   (i) above, distributions must begin on or before the later of December 31 of the calendar year immediately following the calendar year in which the Certificate Holder died or December 31 of the calendar year in which the Certificate Holder would have attained age 70-1/2.

        Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of Section 1.72-9 of the Income Tax Regulations. Life expectancies for distributions under an Annuity Option may not be recalculated.

        Distributions under this section are considered to have begun if distributions are made on account of the Certificate Holder reaching the required beginning date or if prior to the required beginning date distributions irrevocably commence over a period permitted and in an Annuity Option acceptable under Section .401(a) (9) of the Income Tax Regulations.

        A spousal Beneficiary may elect an Annuity Option, a lump sum payment or treat the Certificate Holder's Account as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a rollover to or from such Certificate older's Account, or fails to elect any of the above provisions.

        If SWO is in effect and the Certificate Holder dies before the required beginning date for minimum distributions, SWO payments will cease and the surviving spouse may claim the death benefit in accordance with the terms of this Section.

        If SWO is in effect and the Certificate Holder dies after the required beginning date for minimum distributions, the surviving spouse may elect to continue receiving SWO payments; otherwise, the surviving spouse must elect to receive a lump sum payment.

        If SWO is in effect on the date of the Certificate Holder's death, a nonspousal Beneficiary must receive an automatic and immediate lump sum payment.

9. We will furnish annual calendar year reports concerning the status of the Certificate Holder's Account.

10. Upon 90 days written notice to the Certificate Holder, We may terminate the Certificate Holder's Account if no Purchase Payments have been received for two full consecutive Certificate years and the paid-up Annuity benefit at maturity would be less than $20 per month.


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11.     The Certificate Holder may cancel the Certificate within 10 days of receiving it by returning it to Us at the address above or to the person from whom it was purchased. Within seven days from the cancellation request, We will return all the Certificate Holder's Purchase Payments.



                                        /s/ Dan Kearney

                                        President
                                        Aetna Insurance Company of America



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